Exhibit 2.01
Disclosure of Payments by Resource Extraction Issuer for the Fiscal Year Ended December 31, 2024

Resource Extraction Issuer: Matador Resources Company

Date Submitted: September 16, 2025

Currency of Report: USD

Business Segment: Exploration and Production

Resource: Oil and Natural Gas

Method of Extraction: Well

Government-level disclosure
(in thousands)

Country	Government / Payee Name	Production Entitlements	Taxes(1)	Royalties	Fees	Bonuses	Infrastructure Improvements	Dividends	Community and Social Responsibility	In-Kind	Total
United States	Office of Natural Resources Revenue (ONRR)	$—	$—	$272,102	$—	$—	$—	$—	$—	$—	$272,102
United States	Internal Revenue Service (IRS)	—	22,622	—	—	—	—	—	—	—	22,622
United States	Bureau of Land Management (BLM)	—	—	—	6,942	—	—	—	—	—	6,942
Total by Type		$—	$22,622	$272,102	$6,942	$—	$—	$—	$—	$—	$301,666

Project-level disclosure
(in thousands)

Country	Project Name	Production Entitlements	Taxes(1)	Royalties	Fees	Bonuses	Infrastructure Improvements	Dividends	Community and Social Responsibility	In-Kind	Total
United States	Permian Basin	$—	$—	$272,102	$6,942	$—	$—	$—	$—	$—	$279,044
United States	N/A(2)	—	22,622	—	—	—	—	—	—	—	22,622
Total		$—	$22,622	$272,102	$6,942	$—	$—	$—	$—	$—	$301,666
(1)Includes a federal income tax refund of approximately $4.4 million.
(2)Matador Resources Company (the “Company”) files a consolidated federal income tax return in the U.S., which includes all U.S. federal income taxes attributable to the Company and its U.S. subsidiaries. The U.S. Federal Government levies corporate income taxes at the consolidated group level rather than on a per-project basis. Accordingly, the Company has disclosed payments of taxes at the U.S. consolidated group level, inclusive of tax refunds received. Payments and refunds are not attributable to a particular project but instead relate to the consolidated U.S. income of the Company and its U.S. subsidiaries.